Filed by Cooper Industries plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cooper Industries plc; Eaton Corporation

Filer’s SEC File No.: 1-31330

Date: May 30, 2012

COOPER SAFE HARBOR STATEMENT

This communication may contain forward-looking statements concerning the Acquisition, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Cooper, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These statements should be used with caution. They are subject to various risks and uncertainties, many of which are outside of our control. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Acquisition; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Cooper; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations, including changes in tax laws, tax treaties or tax regulations. We do not assume any obligation to update these forward-looking statements.

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Cooper.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

A registration statement on Form S-4 will be filed that will include the Joint Proxy Statement of Eaton Corporation (“Eaton”) and Cooper Industries plc (“Cooper”) that also constitutes a Prospectus of Eaton Global Corporation Plc(1) (“Eaton Global Plc”). Eaton and Cooper plan to mail to their respective shareholders (and to Cooper Equity Award Holders for information only) the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. Investors and shareholders are urged to read the Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Eaton, Cooper, Eaton Global Plc, the transactions and related matters. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Global Plc, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and Eaton Global Plc with the SEC by contacting Don Bullock from Eaton by calling (216) 523-5127, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4446, Houston, Texas 77210 or by calling (713) 209-8400.

(1)	Expected name, or a variant thereof

PARTICIPANTS IN THE SOLICITATION

Cooper, Eaton and Eaton Global Plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Cooper and Eaton in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Cooper and Eaton in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Cooper’s directors and executive officers is contained in Cooper’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 13, 2012, which are filed with the SEC. Information regarding Eaton’s directors and executive officers is contained in Eaton’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 16, 2012, which are filed with the SEC.

STATEMENT REQUIRED BY THE TAKEOVER RULES

The directors of Cooper accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Cooper (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Persons interested in 1% or more of any relevant securities in Eaton or Cooper may from the date of this communication have disclosure obligations under rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Goldman Sachs is acting exclusively for Cooper and no one else in connection with the Acquisition and will not be responsible to anyone other than Cooper for providing the protections afforded to clients of Goldman Sachs or for providing advice in relation to the Acquisition, the contents of this communication or any transaction or arrangement referred to herein.

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The following is a transcript of a video message from Kirk S. Hachigian, a link to which was included in an email sent to Cooper employees and posted on the Cooper intranet on May 26, 2012.

Cooper Quarterly Business Update – Q2, 2012

As you all probably know by now, we have agreed to take the Cooper enterprise and merge it up into the Eaton Electrical package. We decided to do this because we now become part of a $21 and a  1/2 billion dollar global enterprise. The product offering is the most compelling electrical package in the world. It has a good combination of NEC products, IEC products.

The transaction basically is 55% cash for the Cooper Shareholders and 45% New Eaton Equity and so the Cooper Shareholders will own 27% of the new combined company.

By and large, for most of our employees, especially those out in the field and in the divisions, because these product lines are complementary, this will have very little impact to their daily lives and their business. The biggest and most important issue in the short-term, we need to run our businesses and run our company as we normally would. There will be a lot of little distractions and a lot of noise and local press releases and things like that but the most important thing we can do is focus on running our businesses to the close, which we expect to be some time in the 4th Quarter. Once the businesses close there will be some more communication from the Eaton folks. They’ll come in, explain who they are and give you more information through the HR community about the benefits and the packages that people will be receiving, but we don’t expect there to be substantial change at the division level even post the closer of the two companies [sic].

Eaton

It’s an American, Cleveland-based company, it’s a hundred year old company, we’ve known these people for a long, long time. They looked at Cooper in 2001, if you remember, when the Danaher situation arose, we’ve known their management team, I’ve known Sandy Cutler and Tom Gross for over 10-11 years. They’re a very well run, very conservative organization, their benefit plans, the way they treat their factory employees across the United States is very similar culturally to Cooper. So there should be very little change across the rank and files across the Cooper Businesses. And so we saw this as an opportunity to choose who we wanted to partner with globally and be part of a more successful, more dynamic, larger scale international electrical provider.

The real benefit of this is now we become the 4th largest electrical package in the world. Their product lines are exactly complementary to what we offer. There is no overlap in Lighting or at Crouse Hinds or in Bussmann. So these two packages complement each other perfectly. And what’s most important is they have a great set of technology-based businesses. So they do data communication the UBS business which fits with B-Line, They have a breaker business which fits perfectly for our circuit protection business of Bussmann; They need Oil & Gas, they are interested in Oil & Gas and Mining, so our Crouse package fits perfectly there… they do a lot of work on energy management and non-residential and residential construction, a perfect fit for our Lighting and Wiring Device businesses. They have a big European business. So these two businesses fit and align perfectly with the vision of Eaton and the vision of Cooper. So, from an employee perspective, from senior management perspective, it ought to create great opportunities around the world; it gives us more scale and more size internationally to face off and compete against the larger global players. Our customer base has been consolidating, we’ve been losing out on deals to these larger international companies and we think this is the most dynamic way to create a competitive enterprise.

In summary, what I would like to tell our employees is that they have done a magnificent job creating one of the most highly valued electrical enterprises in our space. The ability for us to merge up with Eaton was created because of this great enterprise that we’ve created, I am confident our employees will continue to do what they have always done, innovate, service the customers, be responsible to our communities, our employees. This was the best solution for our investors, our customers and our employees and we’ll make sure that this is the most successful integration we’ve ever seen in this industry.

I want to thank everybody for their support and their hard work.